Exhibit 12.1

Equinix, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,					Three months ended March 31,		Pro forma year ended December 31, 2003 (2)
	1999	2000	2001	2002	2003	2003	2004
Earnings:

Net loss	$(20,791)	$(119,790)	$(188,415)	$(21,618)	$(84,171)	$(25,553)	$(29,948)	$(78,152)

Fixed charges:
Interest expense	3,146	29,111	43,810	35,098	20,512	4,812	4,130	14,493
Interest factor on operating leases	522	4,847	8,145	7,558	8,594	2,148	2,333	8,594

Subtotal	3,668	33,958	51,955	42,656	29,106	6,960	6,463	23,087

Total Earnings	$(17,123)	$(85,832)	$(136,460)	$21,038	$(55,065)	$(18,593)	$(23,486)	$(55,065)

Fixed Charges:

Fixed charges:
Interest expense	$3,146	$29,111	$43,810	$35,098	$20,512	$4,812	$4,130	$14,493
Capitalized interest	178	4,991	1,540	124	—	—	—	—
Interest factor on operating leases	522	4,847	8,145	7,558	8,594	2,148	2,333	8,594

Total Fixed Charges	$3,846	$38,949	$53,495	$42,780	$29,106	$6,960	$6,463	$23,087

Ratio of Earnings to Fixed Charges (1)	—	—	—	1.0:2.0	—	—	—	—

Coverage Deficiency (1)	$(20,969)	$(124,781)	$(189,955)	$—	$(84,171)	$(25,553)	$(29,948)	$(78,152)

(1)	Earnings were inadequate to cover fixed charges for all periods presented except for the year ended December 31, 2002. As a result, the coverage deficiency is provided for all periods presented in which earnings were inadequate to cover fixed charges.

(2)	The pro forma ratio of earnings to fixed charges is not presented for the three months ended March 31, 2004 since the impact of the debenture offering and related transactions are already presented within the historical results for the three months ended March 31, 2004.